UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 14, 2009

Merco Sud Agro-Financial Equities Corp.
(Exact name of Registrant as Specified in Its Charter)

Delaware		
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(IRS Employer Identification No)**

1811 Silverside Road, Wilimington, Delaware, 19810
(Address of principal executive offices)

(514) 876-9997
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03.Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

February 10, 2009, Pursuant to the approval of the Board of Directors of Jati Technologies Inc. (the Company), a Delaware Corporation, and approval of at least a majority of the outstanding shares of common stock, the Company filed an amendment to its' certificate of incorporation with the state of Delaware to change the name of the company from Jati Technologies Inc. to Merco-Sud Agro-Financial Equities Corp.The certificate of amendment became effective February 9, 2009

The press release is available at the company's website,
www.mercosudagrofin.com

Item 9.01 Financial Statement and Exhibits

Exhibit	Description
3.i	Delaware Certificate of Amendment
99.1	Press Release announcing name change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Merco Sud Agro-Financial Equities Corp.

Date: February 10, 2009   By: /s/ Albert Delmar

Albert Delmar
President and CEO